Oranco, Inc.

One Liberty Plaza, Suite 2310 PMB# 21

New York, NY 10006

November 5, 2018

VIA EDGAR

John Reynolds

U.S. Securities and Exchange Commission

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Mail Stop 3561

Washington, DC 20549

Re:	Oranco, Inc. Amendment No.1 to Annual Report on Form 10-K Filed October 26, 2018 File No. 000-28181

Dear Mr. Reynolds:

Oranco, Inc. (the “Company”, “Oranco,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated November 2, 2018 regarding Amendment No.1 to the Annual Report on Form 10-K (the “10-K/A No.1”) previously filed on October 26, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment No.2 to our 10-K/A No.1 (the “10-K/A No.2”) are being submitted to accompany this Response Letter.

Amendment to Form 10-K for Fiscal Year Ended June 30, 2018

Consolidated Statements of Cash Flows, page F-6

1.	We note your response to comment 3 and revisions made to the statements of cash flows included in Amendment No. 3 to Form 8-K. Please further revise your statements of cash flows for fiscal years ended June 30, 2018 and June 30, 2017 included in your Form 10-K to reclassify your payments to acquire additional non-controlling interest in Fenyang Jinqiang Wine Co., Ltd as financing activities.

Response: In response to the Staff’s comment, we have reclassified the payments to acquire additional non-controlling interest in Fenyang Jinqiang Wine Co., Ltd as financing activities on page F-6 of this 10-K/A No.2.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at +1 (212) 530-2206.

Very truly yours,

/s/ Peng Yang
Peng Yang President and Director

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC